Exhibit 6.4: Employment Agreement with Victor E. Guerrero II, dated August 1, 2023

Infinity Bank and Infinity Bancorp

Employment Agreement

Victor E. Guerrero II

THIS EMPLOYMENT AGREEMENT ("Agreement") is entered into as of August 1, 2023 (“Effective Date”), by and between Infinity Bank (the “Bank”) and Infinity Bancorp (the "Bancorp”), and Victor E. Guerrero II (the "Employee). For purposes of this Agreement, “party” or “parties” are defined as the Employee, the Bank, and the Bancorp.

A.            The Bank desires to employ the Employee as the President & Chief Operating Officer of the Bank and the Bancorp desires to employee the Employee as the President & Chief Operating Officer of the Bancorp.

B.            Employee is an experienced banking executive and a banking industry expert and desires to be employed by the Bank and Bancorp under the terms of this Agreement.

NOW, THEREFORE, on the basis of the foregoing facts and in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1.            Term

(a)            Subject to the provisions below, the Bank and Bancorp agree to employ Employee, and Employee agrees to be employed by the Bank and Bancorp, subject to the terms and conditions of this Agreement, for a 5-year period commencing on the date of this Agreement and any extensions of this Agreement (the "Employment Period").

The term for which Employee is employed hereunder is hereinafter referred to as the "Employment Period."

(b)            Subject to the notice provisions set forth in this paragraph, this Agreement shall automatically be extended for one (1) additional year, effective as of the anniversary of the initial 5-year period (the "Anniversary Date"), and annually thereafter as of the Anniversary Date during each such successive year. The term shall not be automatically extended as provided in this paragraph if either party shall give written notice to the other, on or before the date which is nine (9) months prior to the termination date, that the Agreement shall not be automatically renewed at the next Anniversary Date. In the event either party shall give the other written notice as provided in this paragraph, the term of this Agreement shall thereafter terminate as of the day immediately preceding such next Anniversary Date.

2.            Duties and Authority

(a)            During the Employment Period, Employee shall devote all his productive time, ability and attention to the business and affairs of the Bank and the Bancorp. Employee shall not directly render service of a business, commercial or professional nature to any other person or organization without the consent of the Boards of Directors of the Bank and the Bancorp (the "Boards of Directors"); provided, however, that nothing contained herein shall prohibit Employee, or require the Boards of Directors to approve or consent to Employee serving a charitable or nonprofit organization or serving as an advisor or director of any corporation which does not compete with the business of the Bank or the Bancorp. Employee agrees during the Employment Period to use his best efforts, skills, and abilities to promote the Bank's and the Bancorp’s interests. Employee's duties shall include all responsibilities normally assigned to a President/Chief Operating Officer of a Bank and of a bank holding company. The Bank and Bancorp shall also cause Employee to be nominated, and management proxies will be voted to elect Employee as a director of the Bank and the Bancorp during the entire term of this Agreement. As a director, Employee will not be entitled to any additional remuneration or benefits other than those provided under this Agreement.

3.            Bank and Bancorp Authority. Employee agrees to observe and comply with the Bank's and the Bancorp’s rules, regulations, and all policies therein as adopted by the Boards of Directors regarding performance of his duties and to carry out and to perform orders, directions and policies stated by the Boards of Directors to him periodically, either orally or in writing.

4.            Compensation.

(a)            The Bank and/or the Bancorp agree to pay to Employee during each year of this Agreement a base salary of Three Hundred Forty Thousand Dollars ($340,000) per annum, beginning on the effective date of this Agreement, subject to all applicable withholdings as provided for in subsection (d), and payable semi-monthly on the Bank's normal payroll dates during the term of this Agreement; provided, however, that the base salary shall be reviewed annually as of February 1st of each year beginning February 1, 2024 (the “Review Date”) by the Compensation Committee of the Bank’s Board of Directors.

(b)            The Bank and/or the Bancorp shall also pay to Employee an annual discretionary bonus, based upon factors determined by the Bank’s Compensation Committee, on or before May 31st of each year during the Employment Period.

(c)            In addition to all compensation referred to above, the Bank may pay Employee a discretionary bonus or bonuses in such amount(s) as the Boards of Directors, in its discretion, determines is appropriate. Employee shall also be eligible to participate in any bonus plan and retirement program adopted by the Boards of Directors for the benefit of executive officers or employees of the Bank and the Bancorp.

Employee shall not be paid any fees for serving as a director of the Bank or the Bancorp, or for attending Board or committee meetings for either the Bank or the Bancorp.

(d)            All compensation shall be subject to the customary, applicable federal and state payroll withholding taxes and other employment taxes as required with respect to compensation paid by a corporation to an employee.

(e)            Automobile Allowance - During the Employment Period, the Bank and Bancorp shall provide an automobile allowance in the amount of $1,800 per month. This amount shall be reviewed at least annually by the Bank’s Compensation Committee for its appropriateness in conjunction with the annual review of all other compensation as on the Review Date. This automobile allowance will be payable through the Bank’s normal payroll process and is subject to the customary, applicable federal and state payroll withholding taxes and other employment taxes as required with respect to compensation paid by a corporation to an employee.

(f)            During the Employment Period, Employee shall be eligible to participate in any pension or profit-sharing plan, or similar employee benefit plan or retirement or bonus program of the Bank now or hereafter existing, to the extent that he is eligible under the provisions thereof and commensurate with his position in relationship to other participants.

(g)            During the term of this Agreement, whenever the total number of outstanding shares of the Bancorp increases by more than 5% for any reason (other than Employee's exercise of his options, but including the cumulative issuance of shares of lesser amounts over a period of time for any reason other than Employee's exercise of his options), the Bancorp shall concurrently grant Employee additional incentive stock options, to provide the option to purchase that number of shares which would be required to result in Employee's ownership, upon exercise of all options held by him, of shares which would then total 4.0% of the outstanding shares of common stock of the Bancorp. Such options shall be granted at the then fair market value per share, with a minimum fair market value per share of $10.00, of the Bancorp's common stock, with a 5-year vesting period (20% per year with the first 20% vesting on the one year anniversary of the grant) and 10-year exercise period and shall be subject to the terms and conditions of the existing 2018 Stock Incentive Plan or any successor option plan. If the amount of unissued options are insufficient to meet this requirement, then the Board of the Bancorp shall make every reasonable effort to increase the amount of available options as soon as practicable. In no event will the Bank and/or Bancorp be liable for any stock compensation other than what has actually been approved and issued by the Bank and/or Bancorp. This provision is subject to the accelerated vesting provision contained in Section 8(c) below.

(h)            Vacation and Sick Time - Employee shall be entitled to four (4) weeks of vacation per year of the Employment Period and shall accumulate sick leave at the same rate per year as all other employees of the Bank and the Bancorp. Notwithstanding any terms of the Bank’s or the Bancorp’s personnel policy to the contrary, any unused sick leave shall carry forward to the next year until used, but in no event shall any compensation for unused sick leave be due to Employee upon his resignation or upon the termination of his employment for any reason, including his death or disability. Vacation time shall accrue and may be carried forward to the next year to the extent permitted by Bank’s or Bancorp’s policy and California law.

(i)            Life Insurance - So long as Employee is insurable at premiums no more than 200% of standard premiums (as determined by the life insurance provider) for persons of Employee's age, the Bank, at its expense, shall provide to Employee, during the entire Employment Period, a term life insurance policy on the life of Employee with a death benefit in the amount of $1.0 million, The Bank's liability to Employee and/or Employee's heirs for any breach of this subparagraph (j) shall be limited to the amount of the annual premium payable by the Bank to obtain the coverage contemplated herein.

(j)            Other Benefits - During the Employment Period, Employee shall be eligible to participate in any other benefit programs available to other employees of the Bank and/or Bancorp, including but not limited to, medical, dental, vision, life, and disability insurances and commensurate with his position in relationship to other participants.

5.            Reimbursement of Expenses.

The services required by the Bank and/or Bancorp will require Employee to incur business, entertainment and community relations expenses and the Bank hereby agrees to provide credit cards and charge accounts for Employee's use for such expenses. The Bank and Bancorp agree to reimburse Employee for all reasonable out-of-pocket expenses which are business related, upon submission of appropriate documentation. Each expense, to be reimbursed, must be of a nature qualifying it as a proper deduction on the income tax returns of the Bank and/or the Bancorp as a business expense and not as deductible compensation to Employee. The records and other documentary evidence submitted by Employee with each request for reimbursement of such expenses shall be in the form required by applicable statutes and regulations issued by appropriate taxing authorities for the substantiation of such expenditures as deductible business expenses of the Bank and/or the Bancorp and not as deductible compensation to Employee.

6.            Confidential Information.

Without the prior written permission of the Bank and/or the Bancorp in each case, Employee shall not publish, disclose or make available to any other person, firm or corporation, either during the term of this Agreement or after the termination of this Agreement, any “Confidential Information” (defined as that not obtainable in the public domain) which Employee may obtain during the Employment Period, or which Employee may create prior to the end of the Employment Period relating to the business of the Bank and the Bancorp, or to the business of any customer or supplier/vendor of any of them; provided, however, Employee may use such Confidential Information during the Employment Period for the sole benefit of the Bank and the Bancorp. Prior to or at the termination of this Agreement, Employee shall return all documents, files, notes, writings and any other tangible evidence of such Confidential Information to the Bank and the Bancorp – except such information as was available to the Employee in his capacity as a member of the Boards of Directors. Employee agrees to execute written confirmation of his return of all Confidential Information.

7.            Remedy.

Employee understands that, because of the unique character of the services to be rendered by Employee hereunder, the Bank and the Bancorp would not have any adequate remedy at law for the material breach or threatened breach by Employee of any one or more of the covenants set forth in this Agreement and agrees that in the event of any such material breach or threatened breach, the Bank and the Bancorp may in addition to the other remedies which may be available to it: file a suit in equity to enjoin Employee from the breach or threatened breach of such covenants.

8.            Termination of Employee Without Cause.

(a)           The Boards of Directors may terminate Employee's employment hereunder Without Cause at any time, provided, however, that such termination by the Boards of Directors Without Cause shall entitle Employee to the compensation described in subsection 8(b) below.

(b)            In the event Employee is terminated by the Bank or the Bancorp Without Cause, the Bank shall pay to Employee an amount equal to twenty-four (24) months of his base salary, as severance pay in lieu of and in substitution for any other claims for salary (based on Employee's base salary prevailing at the time of termination), which payment shall be made in one lump sum due within three (3) business days after such termination, in exchange for Employee’s agreement to execute a wavier and release of claims pursuant to Civil Code section 1542. Such severance payment shall be in addition to all other sums owing to Employee such as accrued vacation pay or accrued bonuses.

For the following 12 months after the Employee’s termination date, Employee and dependents, as applicable, will continue to be covered by the Bank’s group health care (medical, dental, and vision) benefits per those in effect at the date of termination through the election of COBRA continuation coverage, at the Bank’s and/or the Bancorp’s expense. Also, the monthly premium payments for any additional term life insurance policy on the Employee, arranged for by the Bank or the Bancorp as per this Agreement, will be paid by the Bank and/or the Bancorp for 12 months after the Employee’s termination date.

(c)            With respect to any stock options issued to the Employee that were outstanding on the date of the termination of his employment Without Cause, any options which would become exercisable had the Employee remained in the employ of the Bank and the Bancorp through the end of the Employment Period but which are not exercisable on the effective date of the Employee's termination of employment Without Cause shall automatically become exercisable upon any such termination, and shall remain exercisable in full for a period of ninety (90) days after such termination date of employment, or such longer period as may be applicable under the terms of the Incentive Stock Option Agreement(s) between the Bank and/or the Bancorp and the Employee.

(d)            Notwithstanding anything to the contrary set forth in this Section 8, Employee shall be entitled to no compensation or benefits of any kind under such Section 8 in the event of the occurrence of a “Sale Event” where Employee shall receive the benefits provided for in Section 13 of this Agreement.

9.            Termination for Good Reason by Employee

During the term of this Agreement, Employee may terminate his employment for “Good Reason,” as that term is defined below. In the event of a termination for Good Reason by Employee, such termination will be treated as a termination of Employee by the Bank and the Bancorp, Without Cause, in which case Employee will have all remedies to which he may be entitled at law, in equity, or under this Agreement, including Section 8(b). The term Good Reason shall mean that the Bank or the Bancorp, without Employee’s express written consent: (1) assigns to Employee any duties and/or responsibilities that are substantially inconsistent with Employee’s position, duties, responsibilities and status with the Bank or the Bancorp as of the Effective Date of this Agreement; or (2) makes a substantial change in Employee’s reporting responsibilities, titles or roles as in effect as of the Effective Date of this Agreement; or (3) removes Employee from, or fails to re-elect Employee to any of such positions held as of the Effective Date of this Agreement, except in connection with the termination of Employee’s employment under Sections 8 (Without Cause) or 10 (With Cause) of this Agreement, or as a result of Employee’s voluntary resignation or retirement; or (4) reduces by any amount Employee’s base salary and benefits as then in effect as of the Effective Date of this Agreement, as the same may be increased from time to time; or (5) proposes to change or changes the level of participation of Employee in any group term benefits or policies available to other employees of the Bank and the Bancorp and in effect as of the Effective Date of this Agreement; or (6) requires Employee to relocate his employment office to a location which is more than 10 miles from the location of the headquarters office of the Bank and the Bancorp as of the Effective Date of this Agreement; or (7) adopts a business plan or strategy which is materially different from the business plan or strategy of the Bank and/or the Bancorp as of the Effective Date of this Agreement and which Employee is not comfortable implementing or following.

Employee shall be entitled, acting in good faith, to initially determine whether Employee’s employment has been deemed terminated for Good Reason under this Section 9. In order to resign his employment from the Bank and the Bancorp for Good Reason, Employee must first provide written notice to the Boards of Directors of the Bank and the Bancorp setting forth with reasonable detail the nature of the Good Reason within 30 days from the occurrence of a Good Reason event, and Employee’s resignation for Good Reason shall only be effective if the Bank and the Bancorp have not cured or remedied the Good Reason event within 30 days after the Bank’s and the Bancorp’s receipt of Employee’s written notice (the “Cure Period”). This requirement shall not apply to a termination by Employee for Good Reason due to a Sale Event/Change of Control as set forth in Section 13 below.

Upon receipt of such notice, the Bank and the Bancorp, as applicable, shall decide within the Cure Period whether it agrees or disagrees with such resignation for Good Reason determination by Employee, and shall notify Employee within five (5) business days of such decision. Failure to respond within such time period shall constitute agreement on behalf of the Bank and the Bancorp. If the Bank or the Bancorp, as applicable, disagrees with the Employee’s determination, then the matter shall be resolved by further negotiations between the parties or, at the election of the Employee, the Bank, or the Bancorp, by Dispute Resolution Procedures as set forth in Section 16 below. If the Bank and the Bancorp, as applicable, agree with Employee’s resignation for Good Reason determination, then Employee shall receive the compensation and benefits due him according to Section 8 of this Agreement, as if the Employee were terminated Without Cause and Employee’s employment and this Agreement shall immediately terminate.

As a condition to the payment of monies due under this Section 9 – Termination for Good Reason, Employee shall execute a General Release of the Bank and the Bancorp and their respective directors, officers, employees, and shareholders from any liability relating to such payment and/or the termination of Employee’s employment. Such General Release will be in a format agreeable to the Bank and the Bancorp.

10.            Termination of Employee for Cause.

(a)            Notwithstanding anything herein contained, on or after the date hereof and prior to the end of the Employment Period, the Bank and the Bancorp, by action of the Boards of Directors (upon a vote of two-thirds of each of its members, excluding Employee), which determination shall be binding upon the parties for all purposes under this Agreement, shall have the right to terminate Employee's employment hereunder for Cause (as defined in subsection 10(b) below) by giving to Employee written notice of such termination as of a date (not earlier than ten (10) days after such notice) to be specified in such notice, and the Employment Period shall terminate on the date so specified, whereupon Employee shall be entitled to receive only his salary at the rate provided in Section 4(a), plus his accrued vacation pay, but only to the date on which termination shall take effect; provided, however, that if termination is due to physical or mental disability of Employee, such termination shall not affect any rights which Employee may have at the time of termination pursuant to any insurance or other death benefit, bonus, retirement, or arrangements of the Bank and the Bancorp; or any stock option plan or any options thereunder, which rights shall continue to be governed by the provisions of such plans and agreements.

(b)            For purposes of this Agreement, "Cause" shall mean the determination by the Boards of Directors, acting in good faith and by the vote of two-thirds of the members of each board, excluding Employee, with or without a meeting, that Employee has (i) willfully failed to perform or habitually neglected the duties which he is required to perform hereunder; or (ii) willfully failed to follow any policy of the Bank or the Bancorp which materially adversely affects the condition of the Bank or the Bancorp; or (iii) engaged in any activity in contravention of any Bank or Bancorp policy, statute, regulation or governmental policy which materially adversely affects the Bank’s or the Bancorp's condition, or its reputation in the community, or which evidences the lack of Employee's fitness or ability to perform Employee's duties; or (iv) willfully refused to follow any instruction from the Boards of Directors unless Employee asserts that compliance with such instruction would cause the Bank, the Bancorp or Employee to violate any federal or state statute, regulation or governmental or Bank/Bancorp policy; or (v) been convicted of or pleaded guilty or nolo contendere to any felony, or (vi) committed any act which would cause termination of coverage under the Bank or the Bancorp's Bankers Blanket Bond as to Employee, as distinguished from termination of coverage as to the Bank or the Bancorp as a whole.

(c)            If Employee becomes mentally or physically disabled and such disability continues for a period of six (6) consecutive months, then upon expiration of such 6-month period, if the term of this Agreement has not already expired, the Bank or the Bancorp Boards of Directors may, in their discretion, terminate the Agreement, but Employee shall be entitled upon such termination to receive compensation under Section 8(b) as if he had been terminated Without Cause.

During such initial six (6) month period of disability, Employee will continue to receive his/her normal base salary, paid on a semi-monthly basis; however, all accrued but unused vacation and all accrued sick time must first be exhausted and then any further payments will be reduced by any monthly disability benefits received by employee from Bank, Bancorp, State or Federal provided disability programs.

(d)            This Agreement shall terminate immediately without further liability or obligation to Employee if (i) the Bank and the Bancorp are closed by any supervisory authority, or (ii) any supervisory authority demands, by proposed consent agreement or by a Prompt Corrective Action Directive, or pursuant to cease and desist powers, the removal of Employee from his position as the President & Chief Operating Officer of the Bank and the Bancorp.

11.	Termination Upon Employee’s Death; Effect on Other Plans

(a)            Notwithstanding anything herein contained, if Employee shall die, this Agreement shall terminate on the date of Employee’s death, whereupon Employee’s estate shall be entitled to receive his salary, accrued vacation, and any bonus earned up through the date of termination. Such termination shall not affect any rights which Employee may have at the time of his death pursuant to any of the Bank or the Bancorp's plans or arrangements for insurance or for any other death benefit, bonus, or retirement benefit.

(b)            Notwithstanding anything herein contained, any termination of employment under this Section 11 shall not affect any accrued rights which Employee may have at the time of such termination, including, but not limited to, any of the Bank or the Bancorp's plans for arrangements for insurance, vacation, retirement, and stock options, which then accrued rights shall continue to be governed by the provisions of such plans and agreements to the extent they are not inconsistent with the terms of this Agreement.

12.	Voluntary Resignation

If at any time during the Employment Period, Employee shall voluntarily resign his position as an officer and employee of the Bank and the Bancorp, Employee shall give at least 30 days’ notice and shall be entitled to (a) receive payment of compensation at his then existing base rate through the effective date of his resignation, (b) receive payment of his vacation benefits accrued and unused through the effective date of his resignation, (c) receive payment, concurrent with the payment of annual bonuses by the Bank to its executive officers, of Employee’s annual bonus, prorated through the effective date of his resignation, (d) continuation of his medical, dental and vision benefits for a period of thirty (30) days after the effective date of his resignation, and (e) exercise his stock options, to the extent vested as of the effective date of his resignation, for a period of ninety (90) days after the effective date of his resignation. The Bank and/or the Bancorp reserves the right to compensate Employee for the applicable notice period and terminate employment sooner than the 30 days’ notice contemplated.

13.            Change of Control - Merger, Consolidation, Transfer or Reorganization.

In the event of a merger where the Bancorp's shareholders do not hold more than 50% of the shares of the surviving corporation, or in the event of a consolidation where the Bancorp's shareholders do not hold more than 50% of the shares of the consolidated Bancorp, or in the event of a transfer of all or substantially all of the assets of the Bancorp to an entity which is not controlled by the Bancorp's shareholders, or in the event of any other corporate reorganization where there is an acquisition of ownership by one person or entity or persons acting in concert (who are not existing shareholders of the Bancorp) of at least 25% of the outstanding shares of the Bancorp, except as may result from a transfer of shares to another corporation in exchange for at least 80% control of that corporation, each such event being referred to herein as a "Sale Event" or “Change of Control”, then (a) all options granted to Employee shall immediately vest and remain exercisable in accordance with the 2018 Stock Incentive Plan or the Employee's Stock Option Agreement, and (b) Employee shall be paid a lump sum payment no later than the date of closing of Sale Event in an amount equal to twenty four (24) months of his then existing salary plus a pro rata bonus payment based upon the higher of (i) the highest bonus amount paid to Employee during the preceding three years, or (ii) the bonus amount that Employee would have earned if such Sale Event had not occurred for the year during which such Sale Event occurs. Such payments will be grossed up for any taxes, surcharges or other charges imposed on such payments, such that Employee shall receive a net amount, after taxes, that is not less than the gross amount on a pre-tax basis of such change in control payments, assuming for such gross up calculation, using a combined California and effective Federal income tax rate and Medicare tax of 36.38% (as may be adjusted to reflect then current rates by agreement of the parties); provided that the amounts paid hereunder, including any gross up payments, may be limited if required under Sections 18 and/or 20 of this Agreement.

14.            Modification

This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, supersedes all existing agreements between them concerning such subject matter, and may be modified only by written instrument duly executed by each party.

15.            Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested or delivered against receipt to the Employee set forth in the preamble to this Agreement (or to such other address as the Employee shall have furnished in writing in accordance with the provisions of this Section 15). Notice to the estate of Employee shall be sufficient if addressed to Employee as provided in this Section 15. Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing the Employee's address which shall be deemed given at the time of receipt thereof.

The following addresses and contact information shall be used for the Bank, the Bancorp, and the Employee:

Bank/Bancorp:	Infinity Bank/Infinity Bancorp
6 Hutton Centre Drive
Suite 100
Santa Ana, CA 92707
Attention: Elaine Crouch, EVP/CAO
elaine@goinfinitybank.com

Employee :	Victor E. Guerrero II
2723 Woodacre Street
Brea, CA 92821
Vitor1212@yahoo.com

16.            Dispute Resolution Procedures

To the fullest extent allowed by law, any controversy, claim or dispute arising out of Employee’s employment with the Bank and/or the Bancorp (including this Agreement or the breach thereof, or the interpretation thereof) and/or any of the Bank’s and/or the Bancorp’s affiliated, subsidiary, or parent entities, divisions, corporations, predecessors or successors, and/or any of its or their owners, shareholders, members, investors, directors, officers, employees or agents, shall be settled by binding arbitration in accordance with the Employment Arbitration Rules of the American Arbitration Association (available at https://www.adr.org/sites/default/files/Employment Rules-Web.pdf) as the exclusive remedy for such controversy, claim or dispute. Judgment upon the award rendered in such arbitration shall be final and may be entered in any court having jurisdiction thereof. Notice of the demand for arbitration shall be filed in writing with the other party to this Agreement and with the American Arbitration Association. In no event shall the demand for arbitration be made after the date when institution or legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. This agreement to arbitrate is subject to and governed by the Federal Arbitration Act (the “FAA”), including the substantive and procedural provisions of the FAA. Any party desiring to initiate arbitration procedures hereunder shall serve written notice on the other parties. The parties agree that a neutral arbitrator shall be selected pursuant to these provisions within thirty (30) days of the service of the notice of arbitration. In the event of any arbitration pursuant to these provisions, the parties shall retain the rights of all discovery provided pursuant to the California Code of Civil Procedure and the Rules thereunder, except that all time periods contained in said Code and Rules shall be shortened by fifty percent (50%) for purposes of arbitration proceedings hereunder. Any arbitration initiated pursuant to these provisions shall be on an expedited basis and the dispute shall be heard within one hundred twenty (120) days following the serving of the notice of arbitration and a written decision shall be rendered within thirty (30) days thereafter. All rights, causes of action, remedies, and defenses available under California law and equity are available to the parties hereto and shall be applicable as though in a court of law. The Bank and/or the Bancorp will pay the arbitrator’s fees and any American Arbitration Association administrative expenses.

17.            Miscellaneous.

(a)            This Agreement is drawn to be effective in the State of California and shall be construed in accordance with California laws, except to the extent superseded by any federal law. The parties specifically acknowledge that while the restrictions contained in Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991, relating to the payment of bonuses and increases for senior executive officers of institutions which are deemed "undercapitalized", do not currently apply to the Bank or the Bancorp, such provisions may affect the terms of this Agreement if during its term the Bank or the Bancorp should be deemed undercapitalized by either the Federal Deposit Insurance Corporation or the Department of Financial Protection and Innovation. No amendment or variation of the terms of this Agreement shall be valid unless made in writing and signed by Employee and a duly authorized representative of the Bank and the Bancorp.

(b)            Any waiver by either party of a breach of any provision of this Agreement shall not operate as to be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of the Employee, the Bank, or the Bancorp to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive them of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

(c)            Employee's rights and obligations under this Agreement shall not be transferable by assignment, merger, or acquisition or otherwise, such rights shall not be subject to commutation, encumbrance or the claims of Employee's creditors, and any attempt to do any of the foregoing shall be void. The provisions of this Agreement shall be binding upon and inure to the benefit of the Bank and the Bancorp and their respective successors and those who are their assigns under Section 13.

(d)            This Agreement does not create, and shall not be construed as creating, any rights enforceable by a person not a party to this Agreement (except as provided in subsection (c) above).

(e)            The headings in this Agreement are solely for the convenience of reference and shall be given no effect on the construction or interpretation of this Agreement.

(f)            This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of the State of California, without giving effect to conflict of laws, except where federal law governs.

(g)            If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to affect the interest of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purpose of the void unenforceable provision.

18.            Section 280G Tax Effects.

If all or any portion of the amounts payable to the Employee under this Agreement, either alone or together with other payments which the Employee has the right to receive from the Bank and/or the Bancorp, constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), that are subject to any excise tax, similar tax or assessment, or penalty, imposed by Section 4999 of the Code, then such amounts payable under this Agreement shall be reduced to the extent necessary so as to cause a reduction to “zero” of any such excise tax, similar tax or assessment, or penalty pursuant to Section 280G and Section 4999 of the Code. The determination of the amount of any such taxes, assessments or penalties shall be made by the independent accounting firm employed by the Bank and/or the Bancorp immediately prior to the change in control or such other independent accounting firm or advisor as may be mutually agreeable to the Bank, the Bancorp, and the Employee in the exercise of their respective reasonable and good faith judgment.

19.            Continuation as Director Upon Termination of Employment/Agreement.

Upon termination of employment or this Agreement, Employee shall not be required to resign his position as a member of the Boards of Directors of the Bank or the Bancorp.

20.            Section 409A Limitation.

It is the intention of the Bank, the Bancorp, and the Employee that this Agreement shall be interpreted and administered consistent with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and that the severance benefits payable to the Employee under this Agreement either be exempt from, or otherwise comply with, Section 409A. Notwithstanding any other term, provision, or other matter set forth elsewhere in this Agreement, to the extent that any provision of this Agreement may be determined by the Bank and/or the Bancorp, with the advice of its independent accounting firm or other tax advisors, to be subject to and not in compliance with Section 409A, such provisions shall be interpreted in the manner required to comply with Section 409A. The Bank, the Bancorp, and the Employee further acknowledge and agree that if, in the judgment of the Bank and/or the Bancorp, with the advice of its independent accounting firm or other tax advisors, amendment of this Agreement is necessary to clarify any of the terms of this Agreement, or to comply with Section 409A, the Bank and the Bancorp will negotiate with the Employee reasonably and in good faith to amend the terms of this Agreement to the extent necessary so that it complies (with the most limited possible economic effect on the Bank, the Bancorp, and the Employee) with Section 409A.

21.            Regulatory Compliance.

Notwithstanding the foregoing, without the express, prior written consent of the Federal Deposit Insurance Corporation (the “FDIC”) there shall be no Excess Parachute Gross-Up Payment of any severance or other form of golden parachute payment if the Bank has been deemed a troubled institution subject to Part 359 of the Rules and Regulations of the FDIC.

The next page is the signature page.

IN WITNESS WHEREOF, the Bank and the Bancorp have caused this Agreement to be signed by their duly authorized officers and Employee has executed this Agreement to be effective as of the day and year written above.

Bank:	Infinity Bank,
a California Bank

	By:	/s/ Raymond J. Gagnon
Raymond J. Gagnon
Chairman of the Board

Bancorp:	Infinity Bancorp,
a California Corporation

	By:	/s/ Karkutla P. Balkrishna
Karkutla P. Balkrishna
Chairman and Chief Executive Officer

Employee:	By:	/s/ Victor E. Guerrero II
Victor E. Guerrero II